Filed Pursuant to Rule 253(g)(2)

File No. 024-11881

IROQUOIS VALLEY FARMLAND REIT, PBC

SUPPLEMENT NO. 3 DATED OCTOBER 26, 2023

TO THE OFFERING CIRCULAR DATED MAY 18, 2023

This document supplements, and should be read in conjunction with, the offering circular of Iroquois Valley Farmland REIT, PBC (“we”, “our”, “us” or the “Company”), dated May 18, 2023, as filed by us with the Securities and Exchange Commission (the “SEC”) on that same date (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

8:1 Forward Stock Split and Increase in Authorized Shares

On October 16, 2023, the Company filed a Certificate of Amendment to the Company’s Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Amendment”).

The Amendment effected a forward stock split of the shares of the Company’s common stock at a ratio of eight-for-one (8:1) (the “Stock Split”). As a result, each share of our common stock outstanding has automatically converted into eight shares, with a corresponding adjusted value of 1/8th the former price. The Stock Split did not affect the designation of the stock (i.e., it is all still common stock) or the par value for the Company’s common stock, which remains at $0.01 per share.

In addition to the Stock Split, the Amendment increased the authorized shares of common stock of the Company from 1,000,000 to 3,000,000.

Full text of the Amendment is attached hereto as Exhibit 2.5.

New Share Price

Effective November 1, 2023, the purchase price per share of our common stock in this Offering is now $107/share, taking into account the increase in share value discussed below and the Stock Split.

Determination of Offering Price

The Board of Directors currently reviews and approves a new share price twice each year. This new share price of $107/share reflects the Company’s valuation as of June 30, 2023. All current shareholders’ total stock value now equals the number of shares they own multiplied by this updated share price.

For ease of reference, without the Stock Split this share price would have been approximately $853/share This reflects a 6.5% increase over the December 31st, 2022 stock price ($801/share) and a 16.8% increase over the June 30th, 2022 stock price ($730/share).

The methodology used to determine this share price is consistent with our historical practice. Here is a synopsis for your review:

•	The Company obtains the equity value as reported on June 30, 2023 financial statements. This is reflected in the “Book / Cost Basis” column in the table below. However, we do not believe this represents the market value of our assets and we do further analysis to obtain a representative market value, detailed here.
•	For our owned real estate, our starting point for market value is based upon independent third-party appraisals and valuations.

•	Given that we believe organic farmland is undervalued in most standard appraisals and comparable analysis, we add an Organic Premium of 5% for farms that are certified organic.

•	We believe the book value of the mortgages represents the current market value given our fixed-rate terms are limited in duration and most loans have floating rate mechanics after the initial fixed period. Additionally, we have included loss reserves in the book value as reported in our financials to capture principal repayment risks.

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•	After compiling a market asset value, our board also added a 10% operating company premium. The premium is based, among many things, on:

•	diversification value of a corporate portfolio,
•	our track record of selecting farmland tenants,
•	business relationships that we have developed with generations of farmers, farmer associations, and farmer cooperatives,
•	our growth potential,
•	our history of innovation in conservation finance and the impact investing space,
•	our scalability as a decentralized entity in the high growth organic market, and
•	future earnings potential and economic efficiencies of our REIT structure.

The table below outlines various steps and figures associated with our Board-approved valuation of $107 per share (fully diluted) for this Offering including the effects of the 8:1 stock split. Again, we provide comparative data to the December 31, 2022 valuation that show the pre-Stock Split numbers for ease of reference.

The figures in the table below are as of the December 31, 2022 valuation and this June 30, 2023 valuation.

		June 2023 Valuation
	December 2022 Market	Book / Cost	Market Asset
	Valuation	Basis	Value

Investments in Farmland (1)	$77,611,692	$61,010,833	$84,520,651
Investments in Farmland Mortgages (2)	27,038,371	27,690,850	27,690,850
Cash	5,547,497	5,281,727	5,281,727
Receivables and Accrued	1,362,422	1,245,117	1,245,117
Other	206,364	65,769	65,769
Total Assets	$111,766,346	$95,294,296	$118,804,114

Total Liabilities	$25,773,459	$25,357,826	$25,357,826

Equity Value	$85,992,887	$69,936,470	$93,446,288

Shares Outstanding (Pre-Stock Split)(3)	117,889.705	120,196.172	120,196.172

Equity Value per Share (Pre-Stock Split)	$729	$582	$777
Equity Value per Share (Pre-Stock Split, diluted) (4)	$729	$582	$776

Operating Company Premium (5)	$8,599,289	$9,344,629
Adjusted Equity Value (6)	$94,592,175	$102,790,917

Adj. Equity Value per Share (Pre-Stock Split)	$802	$855
Adj. Equity Value per Share (Pre-Stock Split, diluted) (4)	$801	$853
Adj. Equity Value per Share (Post-Stock Split, diluted) (4)		$107

Notes:
(1)	The Organic Premium is captured on an individual property basic within these values.
(2)	Book basis net of allowances for loan losses and reflects estimated market value. Includes lines of credit.
(3)	For ease of reference and comparative calculations, share counts are expressed here prior to the Stock Split.
(4)	Diluted share count reflects the effects of option dilution on the value per share calculation and includes those shares issued to non-employee Directors that were still unvested under the terms of the Company’s Board Compensation Policy dated June 3, 2022.
(5)	Reflects a 10% premium applied to the equity value.
(6)	Equals Equity Value plus Operating Company Premium.

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Important Note Regarding this Determination of Share Price

Please note that our Board of Directors has determined the share price on the basis outlined herein. This price, while based on management’s best estimate of the market value of our assets, and consistent with our recent valuation practices, may not bear any relationship to what our assets or shares would sell for in an open market or in the event of a liquidation. There is generally no public market for our shares. Because the share price is not based upon any public market valuation, the price may be different than the proceeds that you would receive upon liquidation or a resale of your shares if they were to be listed on an exchange or actively traded by broker-dealers.

Until 2022, the Company valued our share price annually. Beginning in 2022, we began updating our share price twice per year, typically in the fall and the spring. It is our belief that this will allow current shareholders to maintain a more precise valuation of their holdings and will allow us to ensure that our offering, stock redemptions, and dividend reinvestment terms are all more accurate and up to date.

Our Use of this Share Valuation

The recently approved share price is also used for our Dividend Reinvestment Program (the “DRIP”) and to determine the repurchase price of shares under our Stock Redemption Program, at such time that the Company offers to redeem shares under that program.

Exhibits

2.5*	Certificate of Amendment of Certificate of Incorporation of Iroquois Valley Farmland REIT, PBC (incorporated by reference to Exhibit 2.5 to the Company’s Current Report on SEC Form 1-U filed October 20, 2023).

* Previously Filed

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